Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated May 5, 2017

Relating to Preliminary Prospectus Supplement dated May 1, 2017

Registration No. 333-215384

Final Pricing Term Sheet

May 5, 2017

Issuer:	Arlington Asset Investment Corp.

Securities Offered:	7.00% Series B Cumulative Perpetual Redeemable Preferred Stock

Shares Offered:	135,000 shares

Trade Date:	May 5, 2017

Settlement and Delivery Date:	May 12, 2017 (T + 5)

Public Offering Price:	$24.00 per share with a $25.00 liquidation preference per share; $3,375,000 in aggregate liquidation preference

Underwriting Commissions:	$0.756 per share

Net Proceeds to the Issuer, Before Expenses:	$23.244 per share

Dividend Rate:	7.00% per annum of the $25.00 liquidation preference ($1.75 per annum per share)

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on the 30th day of each December, March, June and September, when and as declared, provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day. The first dividend will be payable on June 30, 2017 in the amount of $0.238 per share and will be paid to the persons who are the holders of record of the Series B Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors.

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	May 12, 2022

Mandatory Redemption:

Following a Change of Control, the Company will redeem the Series B Preferred Stock, in whole but not in part, on the effective date of any such Change of Control, for cash at $25.00 per share, plus accumulated and unpaid dividends (whether or not declared) to, but excluding, the redemption date.

A “Change of Control” is deemed to occur when, after the original issuance of the Series B Preferred Stock, the following have occurred and are continuing:

•     the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Company’s stock entitling that person to exercise more than 50% of the total voting power of all the Company’s stock entitled to vote generally in the election of the Company’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•     following the closing of any transaction referred to in the bullet point above, neither the Company nor the acquiring or surviving entity has a class of common equity securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT LLC or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT LLC or the Nasdaq Stock Market.

No Conversion Rights:	The Series B Preferred Stock is not convertible into or exchangeable for any of the Company’s other securities or property.

Proposed New York Stock Exchange Listing Symbol:	AI PrB

CUSIP:	041356 601

ISIN:	US0413566011

The issuer has filed a registration statement (including a base prospectus dated February 17, 2017) and a preliminary prospectus supplement, dated May 1, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from JonesTrading Institutional Services LLC by calling toll-free 800-423-5933 or by email at Syndicate@jonestrading.com.